CLETHA A. WALSTRAND

ATTORNEY AT LAW

1322 WEST PACHUA CIRCLE

IVINS, UT  84738

OFFICE: 435-688-7317 FAX: 435-688-7318

cwalstrand@networld.com

August 30, 2007

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:

China Northern Medical Device, Inc.

Registration Statement on Form SB-2

Filed June 29, 2007

File No. 333-144243

Dear Mr. Kruczek:

China Northern Medical Device, Inc., (the “Company”), has received your comment letter dated July 23, 2007, (“comment letter”) pertaining to the above referenced amended registration statement on Form SB-2  (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Fee Table

1.

Please clarify the purpose of the first sentence following the table. Also tell us the rule on which you rely to register an offering for an “estimated” number of shares solely for calculating the fee.

RESPONSE:

We have revised the statement regarding the fee to reflect our reliance upon Rule 457(a).

Prospectus

Front Cover of Prospectus, page 1

2.

Please specify the expiration date for this offering. See Item 50l(a)(9)(iii) of Regulation S-B.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

RESPONSE:

We have specified an expiration date of February 28, 2008.

3.

We note your disclosure here that a minimum purchase requirement and escrow arrangement exist for this offering. We also note your disclosure on page 3 that there is no minimum offering amount, and your disclosure here and on page that proceeds of the offering will be available immediately to the company. Please reconcile these disclosures. Please also note that, depending on your response, you may need to expand your tabular disclosure on page 1 to include information regarding the minimum amount of the offering. See Item 50l(a)(9)(iv) of Regulation S-B.

RESPONSE:

We have revised our prospectus to eliminate any reference to a minimum amount of securities to be sold or any escrow provisions.

4,

Please reconcile your reference to “officers and directors” with your subsequent disclosure that you have only one manager who serves as your only officer and director.

RESPONSE:

We have revised accordingly throughout the registration statement.

Summary of Our Company, page 2

5.

Expand to explain what operations you have commenced, if any, including the steps you have taken to establish “strategic relationships.” Also, if true, you should identify specifically that you do not have any existing arrangements with any company to act as their sales or distribution agent or consultant.

RESPONSE:

We have added disclosure to more clearly detail the steps we have taken to date in our operations and that we do not have any strategic relationships established and we do not yet have any existing arrangements to act as sales or distribution agents or consultants.

Risk Factors, Page 2

6.

Please add a risk factor discussing the risks of any government regulation, foreign or domestic, to which your company is and will be subject. For example, explain the effect that specific laws in the United States and China have on sales and distribution agents for medical device manufacturers.

RESPONSE:

We have added the requested disclosure both as a risk factor and more fully described under our description of business.

7.

Please add a risk factor discussing the risk that investors in this offering may be unable to effect change in the company, given the percentage of shares owned by Mr. Wu.

RESPONSE:

We have added the requested risk factor regarding investors inability to effect change in the company.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

8.

Please add a risk factor that describes the effect on your proposed business plan if you fail to raise the maximum offering amount.

RESPONSE:

We have added a risk factor describing the effect on our business should we raise less than the maximum offering amount.

9.

Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to register a class of securities please:

•

disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension under Section 15(d) of the Exchange Act; and

•

explain the effect of the inapplicability of the proxy rules and Section 16 of the Exchange Act.

RESPONSE:

China Northern intends to register it class of Common Stock under the Exchange Act upon completion of its offering.

10.

If your management and substantially all of your assets are located outside of the United States, please add a risk factor regarding the ability of investors to serve process and collect judgments.

RESPONSE:

We have added a risk factor regarding potential difficulty in serving process or collecting judgments from China Northern.

11.

Please tell us why the issues raised in Note 6 on page F-13 are not explained as risk factors.

RESPONSE:

We have added a risk factor identifying the issues raised in Note 6 on page F-13.

We are a new business, page 2

12.

We note your reference to management’s “limited experience in the medical device market.” From the disclosure on page 13, it is unclear to what experience this statement refers. If your management has no experience in the market please revise to say so directly.

RESPONSE:

We have revised our risk factor to clearly state our management has no experience in medical device marketing.

Our independent auditor, page 2

13.

Please disclose why your current stage of development casts doubt on your ability to continue as a going concern. For example, do you have insufficient funds to meet your expenses during the next month?

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

RESPONSE:

We have modified our disclosure to address going concern issues.

14.

Please disclose the impact of your auditor’s doubts about your ability to continue as a going concern. For example, does the auditor’s statement make your access to needed capital more difficult or expensive?

RESPONSE:

We have added disclosure regarding the potential impact of our auditor’s doubts regarding our ability to continue as a going concern.

If we are unable to compete, page 3

15.

Please reconcile your disclosure here that you operate in highly competitive areas with your disclosure on page 10, which states that northern China is a niche market.

RESPONSE:

We have revised our disclosure on page 10 to identify our potential competition and that we believe we have identified a market opportunity.

The commercial potential of our products, page 4

16.

Please explain why the uncertainty in Europe concerning reimbursement status of health care products is relevant to your business, given your disclosure that you intend to focus on northern China and North America.

RESPONSE:

We have removed the reference to Europe.

Shares of stock that are eligible for sale, page 7

17.

Please reconcile your statement that 600,000 shares will be freely tradable with your disclosure on page 3 that your CEO may purchase some of those 600,000 shares. Also revise your disclosure on page 15 accordingly.

RESPONSE:

We have revised both our risk factor and disclosure under Shares Available for Future Sale to account for shares that may be purchased by our officer and director.

Dilution and Comparative Data, page 8

18.

Please disclose dilution based on a reasonable range of potential shares sold in the offering.

RESPONSE:

We have revised our dilution table to provide a range of potential shares sold in the offering.

19.

Given that Mr. Wu is your only current shareholder, please revise your disclosure here and in other sections of the prospectus to avoid reference to multiple shareholders. Similarly, please revise your disclosure to avoid reference to multiple officers and directors.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

RESPONSE:

We have revised our disclosure regarding multiple shareholders and multiple officers and directors to reflect a single shareholder and a single officer and director.

Use of Proceeds, page 9

20.

Please prioritize this list of intended expenditures so that investors can determine what you will be using your proceeds for if less than your maximum is raised. For example, if you raise less than $120,000, will you still use the proceeds for all categories of expenditures?

RESPONSE:

We have revised our disclosure to account for the event we raise less than the full offering amount.

21.

Please clarify your reference to a minimum amount of shares offered given that the disclosures in your prospectus imply that there is no minimum.

RESPONSE:

We have eliminated reference to a minimum amount of shares offered.

22.

We note you have identified investments in short-tern, investment grade securities and money market accounts as a possible use for your proceeds. We also note that such investments are not specified in your use of proceeds table. Please clarify whether you will invest the proceeds in such instruments.

RESPONSE:

We have eliminated reference to any investments as a possible use of our proceeds.

23.

With a view toward clarified disclosure in an appropriate section of your document, please tell us how you will satisfy the liabilities currently on your balance sheet.

RESPONSE:

We have added disclosure under our Plan of Operation to address how we intend to satisfy our current liabilities.

Determination of Offering Price, page 10

24.

We note your disclosure that you determined the offering price “arbitrarily.” However, you also disclose several factors that you considered in setting such offering price. Please clarify whether you relied on any factors to set the offering price. If specific factors did affect the offering price, please clarify how those factors affected your determination. Also revise your disclosure on page 6 accordingly.

RESPONSE:

We have revised our disclosure to eliminate any reference to factors considered in setting our offering price.

Business, page 10

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

25.

Please expand your disclosure to explain why you believe the local health care system in northern China lags behind. Also explain how you intend to provide home medical devices in a timely manner, when the current system has failed to do so.

RESPONSE:

We have added disclosure to address why we believe the local health care system lags behind and how we intend to promote our products in a manner that is different, and we believe, more effective than current methods.

26.

Please explain why most “enterprises fail to successfully expand and market their products.” Also describe how you intend to assist manufacturers overcome these deficiencies.

RESPONSE:

We have added disclosure to explain our beliefs regarding the current system and what we intend our efforts to be in consulting with manufacturers and sellers to expand their market.

27.

Please expand your disclosure to provide the information required by Item 101(c)(1) and 101(c)(2) of Regulation S-B.

RESPONSE:

We have added a section entitled Reports to Security Holders and included the appropriate information.

28.

We note your disclosure on page 16 that your attorney is doing business as China Northern Medical Device, Inc. Please describe the rights you have to your name and how another party is able to use your intellectual property.

RESPONSE:

We have revised our disclosure to indicate payment for purchase of shares should be made to Cletha A. Walstrand, PC for benefit of China Northern Medical Device, Inc.

Competition, page 11

29.

Please disclose whether there are other companies that operate with a business model similar to yours. Describe the competition from those companies, including the methods of competition.

RESPONSE:

We have added disclosure to address our research results on our competition and their business models.

Governmental Regu1ation, page 11

30.

With a view toward disclosure, please explain any governmental restrictions on private for-profit companies engaging in the type of business you say that you intend to conduct in China.

RESPONSE:

We have added disclosure to address governmental restrictions on our intended business.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

31.

We note your disclosure regarding developing a market in North America for medical devices. Please expand your disclosure to describe fully the potential scope of the FDA’s statutory and regulatory requirements for approval of devices. You should describe possible requirements to submit a pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

Include in your disclosure a description of the following regulatory issues:

•

device classification information;

•

investigational device exemption requirements;

•

obligations of a sponsor of an investigational device exemption;

•

pre-market approval application requirements and conditions of approval;

•

duration of the process;

•

registration and labeling requirements;

•

advertising and promotion;

•

quality system regulation and manufacturing of the device;

•

post-market reporting and record-keeping requirements, including medical device reporting and reports of corrections or removals;

•

import and export requirements; and

•

potential sanctions for violations.

Provide similar disclosure regarding regulations in China.

RESPONSE:

We have revised our disclosure to identify both US and Chinese regulations and laws regarding medical device import/export and approval.

32.

Describe applicable health care privacy laws.

RESPONSE:

We have added disclosure that we may be subject to HIPAA rules.

Facilities, page 12

33.

Please clarify the nature of your facilities. For example, is this one office located in a commercial building shared with other businesses? Do other businesses share your space?

RESPONSE:

We have clarified the nature of our facilities stating the building is leased to high-tech enterprises and our space is solely used by China Northern.

Plan of Operation, page 12

34.

Please expand your disclosure to summarize the research you will be conducting over the term of your plan of operation.  Please also expand your disclosure to briefly discuss how and when you intend to seek and obtain marketing, licensing and consulting agreements.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

RESPONSE:

We have updated our disclosure to summarize our research and to disclose how and when we intend to seek and obtain marketing and sales agreements.

35.

Explain what your plan of operation will be in the event that you do not raise the maximum amount of the offering. Will that plan be different that the one currently disclosed and, if so, how?

RESPONSE:

We have added disclosure to provide information on our plan of operations should we receive less than the full offering amount.

36.

We note your disclosure on page 12 regarding sufficient capital for the next 2 months and your disclosure on page 9 that you have allocated $200 for working capital.  Please provide us your calculations demonstrating that this is sufficient capital to satisfy your needs, including satisfying your obligations under the Exchange Act. Your response should evidence consideration of your historical cash flow rate and any additional expenses for preparation and auditor review of required Exchange Act reports, audit fees, fees of filer services, and other professionals.

RESPONSE:

We believe we have sufficiently disclosed our financial position and that we will rely on loans and/or advances from our officer/director in the event additional funds are needed to pursue our business plan and reporting obligations.

37.

We note your disclosure on page F-8 that “[t]he Company is actively pursuing additional funding and a potential merger and acquisition candidate. . ., which will allow the Company to continue operations through the next fiscal year.” Please describe here or in your Business section, as appropriate, the steps you have taken in your active pursuit and the status of those activities.

RESPONSE:

We have deleted the statement that we are actively pursuing acquisition candidates.

Management, page 13

38.

Please expand Mr. Wu’s biographical information to briefly explain the “international trade business” of Sunny Co., Ltd. Also disclose the location each of the businesses mentioned in this section.

RESPONSE:

We have expanded Mr. Wu’s biographical information as requested.

Compensation, page 13

39.

Please revise to clarify the amount of compensation paid to-date, Include relevant tables and disclosure required by Regulation S-B Item 402.

RESPONSE:

We have added disclosure that Mr. Wu has not received any compensation to date and have included the requested table.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

Related-Party Transactions, page 13

40.

Please tell us why you do not describe in this section the sale of shares to your CEO.

RESPONSE:

We have revised our related-party transactions section to reflect the sale of shares to Mr. Wu and our recent loan from Mr. Wu.

Description of the Securities, page 14

41.

Please revise your disclosure to provide in your prospectus the information required by Item 510 of Regulation S-B.

RESPONSE:

We have added a section regarding the Commission’s position on indemnification.

Shares Available for Future Sale, page 15

42.

Please explain your references to the “Applicable Requirements.”

RESPONSE:

We have revised our disclosure to state restrictions to Rule 144 for sales of affiliate shares.

43.

Given that Mr. Wu is your only current shareholder, please revise this section to address specifically when he will be able to sell his shares publicly pursuant to Rule 144.

RESPONSE:

We have added disclosure that Mr. Wu may sell his shares publicly pursuant to Rule 144 after March 26, 2008.

Plan of Distribution, page 16

44.

Please provide us your analysis of whether your offering is subject to Rule 419. In your analysis, please address:

•

The specific steps that you have taken to accomplish the operational objectives in your business plan, including the date of the action and the people involved;

•

The experience of your management in your proposed business; and

•

Whether you have executed any contracts or have other binding obligations that evidence the business you describe in your prospectus.

Also, please provide us a copy of the written business plan and the internal marketing research that you mention on page 10.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

RESPONSE:

We do not believe our offering is subject to Rule 419.  We have a specific business plan or purpose.  We intend to enter the medical device market in Northern China.  To this end we have developed our business plan, performed appropriate market research and initiated steps to commence our operations.  We do not intend to merge or acquire unidentified companies as our main focus of operations.  We may, in the future, acquire complementary businesses, but we intend to commence our intended operations of medical device marketing prior to seeking any potential acquisitions.  We may never seek acquisitions.

From incorporation to the date of this registration statement, we have incorporated our business and established our corporate offices.  We funded our initial operations by the sale of shares to Mr. Wu.  We have continuously refined our business plan and model and May to August, we commenced our marketing research, collected relevant information and performed  research on the medical device industry in many Chinese cities. Through our research, we are gradually identifying the position of China Northern in the medical device market.  We have also engaged a Chinese marketing research company to perform analytical  research the on Chinese medical device markets.

Mr. Wu has no experience on medical device industry. Mr Wu has expertise on management, market and trading.   We believe Mr. Wu’s past experience lends itself well to our proposed business.  Once funding is closed, the company intends to hire employees with appropriate experience that will constitute part of the management team.

We do not currently have any contracts or binding obligations that evidence our proposed business other than our engagement of a Chinese marketing research company.  We plan to use the proceeds of our offering to pursue our intended operations.

We have enclosed a copy of our business plan and marketing research per your request.

45.

We note your disclosure that checks or wire transfers are to be made payable to your attorney. Please provide us your analysis of whether your attorney is a broker for your offering as defined by the Exchange Act. Cite all authority on which you rely.

RESPONSE:

All checks and wire transfers are to be placed in a trust account held by our attorney.  All monies are to go to Cletha A. Walstrand, P.C. for the benefit of China Northern Medical Device, Inc.  Our attorney is not soliciting investors but is simply acting as an escrow account for our offering proceeds.  We will not pay any commissions or fees based on funds raised in the offering.  We have an agreement to pay our attorney a set fee for the legal services provided in connection with our registration statement, corporate documents and general corporate legal services.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

46.

Please clarify whether you will accept or reject subscriptions immediately or only after the end of the offering. Also clarify when subscribers will become shareholders of your company. In the event of a delay, please disclose any right of investors to withdraw their subscriptions.

RESPONSE:

We clearly state in this section that all subscriptions will be accepted or rejected within 48 hours of receipt.  We have clarified that subscribers become shareholders upon our acceptance of their subscription.  We did not address the event of a delay because subscribers immediately become shareholders when a subscription is accepted.

Additional Information, page 16

47.

Please explain to us your reference to “warrants and options,” as this registration statement appears to pertain only to an offering of your common stock.

RESPONSE:

We have deleted reference to warrants and options.

Financial Statements

48.

Please update the financial statements when required by Item 310(g) to Regulation S-B.

RESPONSE:

We have updated the financial statements as required.

49.

Please remove the term “singular” from your statement of operations, changes in shareholders’ equity and cash flows or tell us what this means and revise your audit opinion to match the title of your schedules.

RESPONSE:

We have removed the term “singular” as requested.

Balance Sheet, page F-4

50.

Please tell us the nature of your prepaid expenses and add an accounting policy note for prepaid expenses.

RESPONSE:

We no long have any prepaid expenses and therefore have eliminated this entry.

Outside Back Cover Page of Prospectus

51.

We note your disclosure that you are registering a maximum of 6,000,000 shares under this registration statement. Please reconcile this disclosure with your prior disclosures that identify a maximum of 600,000 shares to be registered. Please also expand this section to identify the minimum purchase requirement, if any.

RESPONSE:

We have revised our back cover to correct the number of shares being offered and to state no minimum purchase required.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

Part II

Undertakings, page 11-2

52.

Due, in part, to the language of Rule 430C, please revise your disclosure to include the undertakings in Regulation S-B Item 512(a)(4) and 512(g)(2).

RESPONSE:  We have added the requested undertakings.

Signatures

53.

Please indicate below the second paragraph of text required on the Signature page who signed the document in the capacities of principal executive officer, principal financial officer and controller or principal accounting officer.

RESPONSE:

We have revised our signature page accordingly.

Exhibits

54.

Please include updated accountants’ consents with any amendment to the filing.

RESPONSE:

We have included a current auditor consent with our amended filing.

Exhibit 5

55.

We note the references in the opinion to the shares that “have been” issued or sold. Please tell us which securities covered by the opinion have been issued and sold and how those issuances and sales were consistent with Section 5 of the Securities Act.

RESPONSE:

The reference to shares that “have been” issued or sold refers to those shares issued to Mr. Wu as founders shares for which he paid $40,000.   Those shares were issued pursuant to an exemption from registration and the Company relied on Section 4(2) of the Securities Act.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

August 30, 2007

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify the undersigned directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law